Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 9, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: September 9, 2002	By:	/s/ Miranda Weeks

Miranda Weeks
Investor Relations Officer

Paris-La Défense, September 9, 2002

PRESS RELEASE

TECHNIP-COFLEXIP AWARDED THE 75 MILLION EUROS
RINGHORNE JURASSIC TO JOTUN AND BALDER
GAS DISPOSITION PIPELINE CONTRACT IN NORWAY

Technip-Coflexip (NYSE: TKP, and Euronext: 13170) announced today that its’ Norwegian entity Coflexip Stena Offshore Norge AS has just been awarded the Ringhorne Jurassic to Jotun and Balder gas disposition EPCI contract by Esso Norge AS.

The fields are located in the Norwegian sector of the North Sea, by 120 to 130 meter water depth.

The scope of work includes procurement, fabrication and installation of 24 km x 12”, 24 km x 8” and 33 km x 6” rigid flowlines, 10”, 8” and 6” flexible risers and a 6” flexible jumper which will be manufactured at the Group’s plant in Le Trait, France. The work also includes hook-up of spools using divers, Flex Connect ™ diverless tie-in’s, pre-survey, crossing preparation, trenching, rockdumping and commissioning.

The work will be performed in cooperation with Subsea 7 with a 50/50 work split. Technip-Coflexip vessels CSO Apache and Normand Pioneer will perform the installation works during summer 2003.

Carl Holmen, Managing Director of CSO Norge stated “We are very pleased to be working again with Esso Norge, following our earlier successful works on the Ringhorne and the Balder Development Projects”.

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans	Miranda Weeks
Press Relations	Investor Relations Officer
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: mweeks@technip-coflexip.com